EXHIBIT 99.14
Notice to ASX/LSE

31 May 2022

Publication of Report on Payments to Governments for the year ended 31 December 2021

Introduction

Our report on payments to governments made by Rio Tinto and its subsidiary undertakings for the year ended 31 December 2021 as required under the UK’s Report on Payments to Governments Regulations 2014 (as amended in December 2015) was filed at Companies House today.  These UK Regulations enacted domestic rules in line with Chapter 10 of the EU Accounting Directive.  The report also satisfies the requirements of Rule 4.3A of the Disclosure and Transparency Rules of the Financial Conduct Authority in the United Kingdom.

We also continue to publish, on a voluntary basis, our annual Taxes paid report.  The Taxes paid: Our economic contribution 2021 report is more comprehensive than the mandatory filing and includes the wider payments made by Rio Tinto to governments in each of the main countries in which we operate.

Rio Tinto paid US$13.3 billion of taxes and royalties and a further US$1.5 billion on behalf of its employees during 2021.

Our Taxes Paid report also includes information about our tax strategy and governance, international related party dealings and other disclosures.

The Taxes Paid: Our economic contribution 2021 report is available to download at
https://www.riotinto.com/RT-Taxes-paid-2021.pdf

Text of Report on Payments to Governments for the year 2021 filed at Companies House:

GOVERNMENT PAYMENTS BY TYPE
Country Code	Government	Payment Type	Unit Measure	Volume	Valuation Method	Currency	Amount	Company Name	Company Number	Notes	Report Name	Report End Date	Version	Filing Date
AUS	AUSTRALIAN TAXATION OFFICE	Tax		0		USD	7,581,778,752	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2	30-May-22
AUS	NORTHERN TERRITORY REVENUE OFFICE	Fees		0		USD	7,475,640	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2	30-May-22
AUS	NORTHERN TERRITORY REVENUE OFFICE	Royalties		0		USD	37,641,355	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2	30-May-22
AUS	STATE OF QUEENSLAND	Fees		0		USD	1,627,134	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2	30-May-22
AUS	STATE OF QUEENSLAND	Royalties		0		USD	68,811,646	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2	30-May-22
AUS	STATE OF WESTERN AUSTRALIA	Fees		0		USD	2,633,445	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2	30-May-22
AUS	STATE OF WESTERN AUSTRALIA	Royalties		0		USD	2,959,630,408	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2	30-May-22
BRA	FEDERAL REVENUE OF BRAZIL	Tax		0		USD	222,102	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2	30-May-22
BRA	FEDERAL REVENUE OF BRAZIL	Fees		0		USD	334,123	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2	30-May-22
CAN	CANADA REVENUE AGENCY	Tax		0		USD	457,306,356	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2	30-May-22
CAN	CONSEIL DES INNUS DE EKUANITSHIT	Fees		0		USD	957,952	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2	30-May-22
CAN	GOVERNMENT OF NEWFOUNDLAND AND LABRADOR	Tax		0		USD	58,436,715	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2	30-May-22
CAN	GOVERNMENT OF NEWFOUNDLAND AND LABRADOR	Fees		0		USD	480,776	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2	30-May-22
CAN	GOVERNMENT OF NORTHWEST TERRITORIES	Tax		0		USD	4,577,962	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2	30-May-22
CAN	GOVERNMENT OF NORTHWEST TERRITORIES	Fees		0		USD	4,277,606	RIO TINTO PLC	00719885	A	Extractive Industry Reporting	31-Dec-21	2	30-May-22
CAN	INNU NATION (LABRADOR)	Fees		0		USD	2,758,587	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2	30-May-22
CAN	LES INNUS DE UASHAT MAK MANI-UTENAM AND LES INNUS DE MATIMEKUSH-LAC JOHN	Fees		0		USD	3,462,372	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2	30-May-22
CAN	LUTSEL K'E DENE FIRST NATION	Fees		0		USD	187,268	RIO TINTO PLC	00719885	A	Extractive Industry Reporting	31-Dec-21	2	30-May-22
CAN	REVENUE QUEBEC	Tax		0		USD	1,428,172	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2	30-May-22
CAN	TLICHO GOVERNMENT	Fees		0		USD	907,723	RIO TINTO PLC	00719885	A	Extractive Industry Reporting	31-Dec-21	2	30-May-22
CAN	YELLOWKNIVES DENE FIRST NATION	Fees		0		USD	521,769	RIO TINTO PLC	00719885	A	Extractive Industry Reporting	31-Dec-21	2	30-May-22

MDG	MADAGASCAR - GENERAL DIRECTION OF TAXES	Tax	0	USD	688,393	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2	30-May-22
MDG	MADAGASCAR - GENERAL DIRECTION OF TAXES	Fees	0	USD	211,358	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2	30-May-22
MDG	MADAGASCAR - GENERAL DIRECTION OF TAXES	Royalties	0	USD	3,905,530	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2	30-May-22
MNG	ERDENES OYU TOLGOI LLC	Fees	0	USD	2,000,202	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2	30-May-22
MNG	MONGOLIA - GENERAL DEPARTMENT OF TAXATION	Fees	0	USD	269,514	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2	30-May-22
MNG	MONGOLIA - GENERAL DEPARTMENT OF TAXATION	Royalties	0	USD	124,765,788	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2	30-May-22
MNG	GOBI OYU DEVELOPMENT SUPPORT FUND	Bonuses	0	USD	5,702,792	RIO TINTO PLC	00719885	B	Extractive Industry Reporting	31-Dec-21	2	30-May-22
MNG	ULAANBAATAR CITY	Fees	0	USD	2,235,836	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2	30-May-22
MNG	UMNUGOVI PROVINCE	Tax	0	USD	8,337,301	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2	30-May-22
MNG	UMNUGOVI PROVINCE	Fees	0	USD	4,838,810	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2	30-May-22
PER	PERU- THE NATIONAL SUPERINTENDENCY OF CUSTOMS AND TAX ADMINISTRATION	Fees	0	USD	12,208,624	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2	30-May-22
SRB	SERBIA TAX ADMINISTRATION	Fees	0	USD	428,749	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2	30-May-22
USA	CALIFORNIA FRANCHISE TAX BOARD	Tax	0	USD	1,542,944	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2	30-May-22
USA	USA - INTERNAL REVENUE SERVICE	Tax	0	USD	80,611,817	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2	30-May-22
USA	KERN COUNTY (CA)	Fees	0	USD	9,278,886	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2	30-May-22
USA	MINNESOTA DEPARTMENT OF REVENUE	Tax	0	USD	131,628	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2	30-May-22
USA	OHIO TREASURER OF STATE	Tax	0	USD	302,473	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2	30-May-22
USA	SALT LAKE COUNTY (UT)	Fees	0	USD	43,994,818	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2	30-May-22
USA	UTAH STATE TAX COMMISSION	Royalties	0	USD	17,688,706	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2	30-May-22
ZAF	SOUTH AFRICAN REVENUE SERVICES	Tax	0	USD	22,181,116	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2	30-May-22
ZAF	SOUTH AFRICAN REVENUE SERVICES	Royalties	0	USD	1,035,022	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2	30-May-22
	TOTAL				11,537,818,170
Note A: This is 60% of total payment being Rio Tinto share of Diavik prior to acquisition of remaining 40% share on 17 November 2021 and 100% thereafter
Note B: Bonus includes amounts paid under Oyu Tolgoi LLC's Communities Co-operation Agreement

GOVERNMENT PAYMENT TOTALS
Government	Country Code	Amount	Currency	Company Name	Company Number	Report End Date	Version	Notes	Report Name	Report Notes	Filing Date
AUSTRALIAN TAXATION OFFICE	AUS	7,581,778,752	USD	RIO TINTO PLC	00719885	31-Dec-21	2	C	Extractive Industry Reporting		30-May-22
NORTHERN TERRITORY REVENUE OFFICE	AUS	45,116,995	USD	RIO TINTO PLC	00719885	31-Dec-21	2	C	Extractive Industry Reporting		30-May-22
STATE OF QUEENSLAND	AUS	70,438,780	USD	RIO TINTO PLC	00719885	31-Dec-21	2	C	Extractive Industry Reporting		30-May-22
STATE OF WESTERN AUSTRALIA	AUS	2,962,263,853	USD	RIO TINTO PLC	00719885	31-Dec-21	2	C	Extractive Industry Reporting		30-May-22
FEDERAL REVENUE OF BRAZIL	BRA	556,225	USD	RIO TINTO PLC	00719885	31-Dec-21	2	C	Extractive Industry Reporting		30-May-22
CANADA REVENUE AGENCY	CAN	457,306,356	USD	RIO TINTO PLC	00719885	31-Dec-21	2	C	Extractive Industry Reporting		30-May-22
CONSEIL DES INNUS DE EKUANITSHIT	CAN	957,952	USD	RIO TINTO PLC	00719885	31-Dec-21	2	C	Extractive Industry Reporting		30-May-22
GOVERNMENT OF NEWFOUNDLAND AND LABRADOR	CAN	58,917,491	USD	RIO TINTO PLC	00719885	31-Dec-21	2	C	Extractive Industry Reporting		30-May-22
GOVERNMENT OF NORTHWEST TERRITORIES	CAN	8,855,568	USD	RIO TINTO PLC	00719885	31-Dec-21	2	C	Extractive Industry Reporting		30-May-22
INNU NATION (LABRADOR)	CAN	2,758,587	USD	RIO TINTO PLC	00719885	31-Dec-21	2	C	Extractive Industry Reporting		30-May-22
LES INNUS DE UASHAT MAK MANI-UTENAM AND LES INNUS DE MATIMEKUSH-LAC JOHN	CAN	3,462,372	USD	RIO TINTO PLC	00719885	31-Dec-21	2	C	Extractive Industry Reporting		30-May-22
LUTSEL K'E DENE FIRST NATION	CAN	187,268	USD	RIO TINTO PLC	00719885	31-Dec-21	2	C	Extractive Industry Reporting		30-May-22
REVENUE QUEBEC	CAN	1,428,172	USD	RIO TINTO PLC	00719885	31-Dec-21	2	C	Extractive Industry Reporting		30-May-22
TLICHO GOVERNMENT	CAN	907,723	USD	RIO TINTO PLC	00719885	31-Dec-21	2	C	Extractive Industry Reporting		30-May-22
YELLOWKNIVES DENE FIRST NATION	CAN	521,769	USD	RIO TINTO PLC	00719885	31-Dec-21	2	C	Extractive Industry Reporting		30-May-22
MADAGASCAR - GENERAL DIRECTION OF TAXES	MDG	4,805,281	USD	RIO TINTO PLC	00719885	31-Dec-21	2	C	Extractive Industry Reporting		30-May-22
ERDENES OYU TOLGOI LLC	MNG	2,000,202	USD	RIO TINTO PLC	00719885	31-Dec-21	2	D	Extractive Industry Reporting		30-May-22
MONGOLIA - GENERAL DEPARTMENT OF TAXATION	MNG	125,035,302	USD	RIO TINTO PLC	00719885	31-Dec-21	2	D	Extractive Industry Reporting		30-May-22
GOBI OYU DEVELOPMENT SUPPORT FUND	MNG	5,702,792	USD	RIO TINTO PLC	00719885	31-Dec-21	2	D	Extractive Industry Reporting		30-May-22
ULAANBAATAR CITY	MNG	2,235,836	USD	RIO TINTO PLC	00719885	31-Dec-21	2	D	Extractive Industry Reporting		30-May-22
UMNUGOVI PROVINCE	MNG	13,176,111	USD	RIO TINTO PLC	00719885	31-Dec-21	2	D	Extractive Industry Reporting		30-May-22
PERU- THE NATIONAL SUPERINTENDENCY OF CUSTOMS AND TAX ADMINISTRATION	PER	12,208,624	USD	RIO TINTO PLC	00719885	31-Dec-21	2	C	Extractive Industry Reporting		30-May-22
SERBIA – TAX ADMINISTRATION	SRB	428,749	USD	RIO TINTO PLC	00719885	31-Dec-21	2	C	Extractive Industry Reporting		30-May-22
CALIFORNIA FRANCHISE TAX BOARD	USA	1,542,944	USD	RIO TINTO PLC	00719885	31-Dec-21	2		Extractive Industry Reporting		30-May-22
USA - INTERNAL REVENUE SERVICE	USA	80,611,817	USD	RIO TINTO PLC	00719885	31-Dec-21	2		Extractive Industry Reporting		30-May-22
KERN COUNTY (CA)	USA	9,278,886	USD	RIO TINTO PLC	00719885	31-Dec-21	2		Extractive Industry Reporting		30-May-22
MINNESOTA DEPARTMENT OF REVENUE	USA	131,628	USD	RIO TINTO PLC	00719885	31-Dec-21	2		Extractive Industry Reporting		30-May-22
OHIO TREASURER OF STATE	USA	302,473	USD	RIO TINTO PLC	00719885	31-Dec-21	2		Extractive Industry Reporting		30-May-22
SALT LAKE COUNTY (UT)	USA	43,994,818	USD	RIO TINTO PLC	00719885	31-Dec-21	2		Extractive Industry Reporting		30-May-22
UTAH STATE TAX COMMISSION	USA	17,688,706	USD	RIO TINTO PLC	00719885	31-Dec-21	2		Extractive Industry Reporting		30-May-22
SOUTH AFRICAN REVENUE SERVICES	ZAF	23,216,138	USD	RIO TINTO PLC	00719885	31-Dec-21	2	C	Extractive Industry Reporting		30-May-22
TOTAL		11,537,818,170

Note C: Amounts in local currency are converted to US$ at the average exchange rate for the year
Note D: Amounts in local currency are converted to US$ at the exchange rate at the time the payments were made

PROJECT PAYMENTS BY TYPE
Project Code	Project Name	Country Code	Payment Type	Unit Measure	Volume	Valuation Method	Currency	Amount	Company Name	Company Number	Notes	Report Name	Report End Date	Version	Report Notes	Filing Date
AUS01	PILBARA - WESTERN AUSTRALIA	AUS	Tax		0		USD	7,745,747,370	RIO TINTO PLC	00719885	E	Extractive Industry Reporting	31-Dec-21	2		30-May-22
AUS01	PILBARA - WESTERN AUSTRALIA	AUS	Royalties		0		USD	2,952,629,372	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2		30-May-22
AUS01	PILBARA - WESTERN AUSTRALIA	AUS	Fees		0		USD	1,539,835	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2		30-May-22
AUS04	ARGYLE - AUSTRALIA	AUS	Tax		0		USD	(144,128,272)	RIO TINTO PLC	00719885	F	Extractive Industry Reporting	31-Dec-21	2		30-May-22
AUS04	ARGYLE - AUSTRALIA	AUS	Royalties		0		USD	4,629,394	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2		30-May-22
AUS04	ARGYLE - AUSTRALIA	AUS	Fees		0		USD	912,207	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2		30-May-22
AUS05	DAMPIER SALT - AUSTRALIA	AUS	Tax		0		USD	11,464,268	RIO TINTO PLC	00719885	E	Extractive Industry Reporting	31-Dec-21	2		30-May-22
AUS05	DAMPIER SALT - AUSTRALIA	AUS	Royalties		0		USD	2,371,642	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2		30-May-22
AUS05	DAMPIER SALT - AUSTRALIA	AUS	Fees		0		USD	181,404	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2		30-May-22
AUS06	GOVE - AUSTRALIA	AUS	Royalties		0		USD	37,641,355	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2		30-May-22
AUS06	GOVE - AUSTRALIA	AUS	Fees		0		USD	7,475,639	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2		30-May-22
AUS07	WEIPA INCLUDING AMRUN - AUSTRALIA	AUS	Tax		0		USD	18,866,723	RIO TINTO PLC	00719885	E	Extractive Industry Reporting	31-Dec-21	2		30-May-22
AUS07	WEIPA INCLUDING AMRUN - AUSTRALIA	AUS	Royalties		0		USD	68,811,646	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2		30-May-22
AUS07	WEIPA INCLUDING AMRUN - AUSTRALIA	AUS	Fees		0		USD	1,627,134	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2		30-May-22
AUS08	WINU - AUSTRALIA	AUS	Tax		0		USD	(22,351,065)	RIO TINTO PLC	00719885	F	Extractive Industry Reporting	31-Dec-21	2		30-May-22
AUSEXP01	EXPLORATION - AUSTRALIA	AUS	Tax		0		USD	(27,820,272)	RIO TINTO PLC	00719885	F	Extractive Industry Reporting	31-Dec-21	2		30-May-22
BRAEXP01	EXPLORATION - BRAZIL	BRA	Tax		0		USD	222,102	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2		30-May-22
BRAEXP01	EXPLORATION - BRAZIL	BRA	Fees		0		USD	334,123	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2		30-May-22
CAN01	IRON ORE COMPANY OF CANADA	CAN	Tax		0		USD	526,962,186	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2		30-May-22
CAN01	IRON ORE COMPANY OF CANADA	CAN	Fees		0		USD	6,701,735	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2		30-May-22
CAN02	DIAVIK - CANADA	CAN	Tax		0		USD	4,577,962	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2		30-May-22

CAN02	DIAVIK - CANADA	CAN	Fees	0	USD	5,894,366	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2	30-May-22
CAN03	RIO TINTO FER ET TITANE - CANADA	CAN	Tax	0	USD	(9,790,943)	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2	30-May-22
CAN03	RIO TINTO FER ET TITANE - CANADA	CAN	Fees	0	USD	957,952	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2	30-May-22
MDG01	QIT MADAGASCAR MINERALS	MDG	Tax	0	USD	688,393	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2	30-May-22
MDG01	QIT MADAGASCAR MINERALS	MDG	Royalties	0	USD	3,905,530	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2	30-May-22
MDG01	QIT MADAGASCAR MINERALS	MDG	Fees	0	USD	211,358	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2	30-May-22
MNG01	OYU TOLGOI - MONGOLIA	MNG	Tax	0	USD	8,337,301	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2	30-May-22
MNG01	OYU TOLGOI - MONGOLIA	MNG	Royalties	0	USD	124,765,788	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2	30-May-22
MNG01	OYU TOLGOI - MONGOLIA	MNG	Fees	0	USD	9,344,362	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2	30-May-22
MNG01	OYU TOLGOI - MONGOLIA	MNG	Bonuses	0	USD	5,702,792	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2	30-May-22
PEREXP01	EXPLORATION - PERU	PER	Fees	0	USD	12,208,624	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2	30-May-22
SRB01	JADAR - SERBIA	SRB	Fees	0	USD	428,749	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2	30-May-22
USA01	KENNECOTT UTAH COPPER - US	USA	Tax	0	USD	109,468,764	RIO TINTO PLC	00719885	E	Extractive Industry Reporting	31-Dec-21	2	30-May-22
USA01	KENNECOTT UTAH COPPER - US	USA	Royalties	0	USD	17,688,706	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2	30-May-22
USA01	KENNECOTT UTAH COPPER - US	USA	Fees	0	USD	43,994,819	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2	30-May-22
USA02	RESOLUTION COPPER - US	USA	Tax	0	USD	(13,772,403)	RIO TINTO PLC	00719885	E	Extractive Industry Reporting	31-Dec-21	2	30-May-22
USA03	US BORAX	USA	Tax	0	USD	(2,086,377)	RIO TINTO PLC	00719885	E	Extractive Industry Reporting	31-Dec-21	2	30-May-22
USA03	US BORAX	USA	Fees	0	USD	9,278,885	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2	30-May-22
USAEXP01	EXPLORATION - US	USA	Tax	0	USD	(11,021,122)	RIO TINTO PLC	00719885	E	Extractive Industry Reporting	31-Dec-21	2	30-May-22
ZAF01	RICHARDS BAY MINERALS - SOUTH AFRICA	ZAF	Tax	0	USD	22,181,116	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2	30-May-22
ZAF01	RICHARDS BAY MINERALS - SOUTH AFRICA	ZAF	Royalties	0	USD	1,035,022	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-21	2	30-May-22
	TOTAL					11,537,818,170
Note E: Project amount includes payments / refunds between entities within tax groups where final payments to government are paid by the head / representative entity on behalf of the tax group
Note F: Project amount includes payments / refunds between entities within tax groups where final payments to government are paid by the head / representative entity on behalf of the tax group. This does not represent an actual refund from the Australian Tax Office

PROJECT PAYMENT TOTALS
Project Name	Project Code	Amount	Currency	Company Name	Company Number	Report End Date	Version	Notes	Report Name	Report Notes	Filing Date
PILBARA - WESTERN AUSTRALIA	AUS01	10,699,916,577	USD	RIO TINTO PLC	00719885	31-Dec-21	2		Extractive Industry Reporting		30-May-22
ARGYLE - AUSTRALIA	AUS04	(138,586,671)	USD	RIO TINTO PLC	00719885	31-Dec-21	2		Extractive Industry Reporting		30-May-22
DAMPIER SALT - AUSTRALIA	AUS05	14,017,314	USD	RIO TINTO PLC	00719885	31-Dec-21	2		Extractive Industry Reporting		30-May-22
GOVE - AUSTRALIA	AUS06	45,116,994	USD	RIO TINTO PLC	00719885	31-Dec-21	2		Extractive Industry Reporting		30-May-22
WEIPA INCLUDING AMRUN - AUSTRALIA	AUS07	89,305,503	USD	RIO TINTO PLC	00719885	31-Dec-21	2		Extractive Industry Reporting		30-May-22
WINU - AUSTRALIA	AUS08	(22,351,065)	USD	RIO TINTO PLC	00719886	31-Dec-21	2		Extractive Industry Reporting		30-May-22
EXPLORATION - AUSTRALIA	AUSEXP01	(27,820,272)	USD	RIO TINTO PLC	00719885	31-Dec-21	2		Extractive Industry Reporting		30-May-22
EXPLORATION - BRAZIL	BRAEXP01	556,225	USD	RIO TINTO PLC	00719885	31-Dec-21	2		Extractive Industry Reporting		30-May-22
IRON ORE COMPANY OF CANADA	CAN01	533,663,921	USD	RIO TINTO PLC	00719885	31-Dec-21	2		Extractive Industry Reporting		30-May-22
DIAVIK - CANADA	CAN02	10,472,328	USD	RIO TINTO PLC	00719885	31-Dec-21	2		Extractive Industry Reporting		30-May-22
RIO TINTO FER ET TITANE - CANADA	CAN03	(8,832,991)	USD	RIO TINTO PLC	00719885	31-Dec-21	2		Extractive Industry Reporting		30-May-22
QIT MADAGASCAR MINERALS	MDG01	4,805,281	USD	RIO TINTO PLC	00719885	31-Dec-21	2		Extractive Industry Reporting		30-May-22
OYU TOLGOI - MONGOLIA	MNG01	148,150,243	USD	RIO TINTO PLC	00719885	31-Dec-21	2		Extractive Industry Reporting		30-May-22
EXPLORATION - PERU	PEREXP01	12,208,624	USD	RIO TINTO PLC	00719885	31-Dec-21	2		Extractive Industry Reporting		30-May-22
JADAR - SERBIA	SRB01	428,749	USD	RIO TINTO PLC	00719885	31-Dec-21	2		Extractive Industry Reporting		30-May-22
KENNECOTT UTAH COPPER - US	USA01	171,152,289	USD	RIO TINTO PLC	00719885	31-Dec-21	2		Extractive Industry Reporting		30-May-22
RESOLUTION COPPER - US	USA02	(13,772,403)	USD	RIO TINTO PLC	00719885	31-Dec-21	2		Extractive Industry Reporting		30-May-22
US BORAX	USA03	7,192,508	USD	RIO TINTO PLC	00719885	31-Dec-21	2		Extractive Industry Reporting		30-May-22
EXPLORATION - US	USAEXP01	(11,021,122)	USD	RIO TINTO PLC	00719885	31-Dec-21	2		Extractive Industry Reporting		30-May-22
RICHARDS BAY MINERALS - SOUTH AFRICA	ZAF01	23,216,138	USD	RIO TINTO PLC	00719885	31-Dec-21	2		Extractive Industry Reporting		30-May-22
TOTAL		11,537,818,170

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Information disclosed under article 19 of the Market Abuse Regulation.

Contacts	Please direct all enquiries to media.enquiries@riotinto.com
Media Relations, UK
Illtud Harri
M +44 7920 503 600

David Outhwaite
M +44 7787 597 493

Media Relations, Americas
Matthew Klar
T +1 514 608 4429

Investor Relations, UK
Menno Sanderse
M: +44 7825 195 178

David Ovington
M +44 7920 010 978

Clare Peever
M +44 7788 967 877
Media Relations, Australia Jonathan Rose M +61 447 028 913 Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Amar Jambaa M +61 472 865 948
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary.

riotinto.com

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